Force Protection Inc.
9801 Highway 78, #1
Ladson, SC 29456
www.forceprotection.net

December 14, 2006

U.S.  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100 F Street,  N.E.
Washington,  D.C.  20549

Attn:  Messeret Nega

Re:	Force Protection, Inc.
Registration Statement on Form S-3
File No. 333-136701

Dear  Messeret Nega:

Pursuant  to  Rule  477(a) promulgated under the Securities Act of 1933, as amended  (the  “Securities  Act”),  Force Protection, Inc.  (the “Registrant”)  hereby  respectfully  requests  that  the Securities and Exchange Commission  consent to the withdrawal of its Registration Statement on Form S-3 (File  No.  333-136701)  originally filed on August 17, 2006, together with all amendments  and  exhibits  thereto (collectively, the “Registration Statement”).

The  Registration  Statement  covered  the  resale of certain shares of the Registrant’s  Common  Stock  by  the Registrant’s stockholder. The Registration Statement  has  not been declared effective and no shares of Common Stock of the Registrant  have  been or will be resold pursuant to the Registration Statement.

The  Registrant  further  requests  that, pursuant to Rule 477(c), an order with  the date of the granting of the withdrawal be included in the file for the aforementioned  Registration  Statement in the following manner: “Withdrawn upon the  request  of  the  Registrant,  the  Commission  consenting  thereto.”

Please  forward  copies  of  the  order  consenting  to  the  withdrawal  of the Registration  Statement  to  the  undersigned  at  9801 Highway 78, Building No. 1, Ladson, SC  29456,  and  Amy  Trombly,  Esq., Trombly Business Law, 1320  Centre  Street, Suite 202, Newton,  MA 02459. If you have  any questions regarding this request or need any additional information, please call Amy Trombly at (617) 243-0060.

Thank  you  for  your  assistance.

Very truly yours,

Force Protection, Inc.

/s/ Gordon McGilton
Gordon McGilton
Chief Executive Officer